UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2018).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date:      November 14, 2017

Sumitomo Mitsui Financial Group, Inc. (SMFG) Consolidated Financial Results for the Six Months Ended September 30, 2017 <Under Japanese GAAP>	November 14, 2017

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: http://www.smfg.co.jp/english/

President and Group Chief Executive Officer: Takeshi Kunibe

Quarterly Securities Report (Shihanki hokokusho) issuing date: November 29, 2017

Dividend payment date: December 1, 2017

Investors meeting presentation for quarterly financial results: Scheduled

Note: Amounts less than one million yen have been rounded down.

  1. Consolidated financial results (for the six months ended September 30, 2017)

   (1) Operating results

	(Millions of yen, except per share data and percentages)
	Ordinary income		Ordinary profit		Profit attributable to owners of parent
Six months ended September 30, 2017	¥ 2,746,944	14.4%	¥ 615,548	19.7%	¥ 420,195	17.0%

Six months ended September 30, 2016	2,402,177	0.6	514,251	(18.6)	359,198	(7.5)

Notes:	1.	Comprehensive income:
		(a) for the six months ended September 30, 2017: ¥608,185 million [418.2%]
		(b) for the six months ended September 30, 2016: ¥117,370 million [27.9%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.

	Earnings per share	Earnings per share (Diluted)
Six months ended September 30, 2017	¥ 297.94	¥ 297.71

Six months ended September 30, 2016	262.72	262.53

  (2) Financial position

	(Millions of yen, except percentages)
	Total assets	Net assets	Net Assets ratio
September 30, 2017	¥ 204,302,493	¥ 11,701,301	5.0%

March 31, 2017	197,791,611	11,234,286	4.9

Notes:	1.	Stockholders’ equity:
		(a) as of September 30, 2017: ¥10,172,517 million (b) as of March 31, 2017: ¥9,731,538 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

  2. Dividends on common stock per share

(Yen)

	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2017	¥ —	¥ 75	¥ —	¥ 75	¥ 150
Fiscal year ending March 31, 2018	—	80
Fiscal year ending March 31, 2018 (Forecast)			—	80	160

Note:	Dividend forecast remains unchanged.

  3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2018)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2018	¥630,000	(10.8)%	¥ 446.63

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentage shown in profit attributable to owners of parent is the increase (decrease) from the previous fiscal year.
	3.	Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of September 30, 2017.

* Notes

(1) There were no changes in material consolidated subsidiaries in the period.

(2) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: No
(b) Changes in accounting policies due to reasons other than above (a)	: No
(c) Changes in accounting estimates	: No
(d) Restatements	: No

(3) Number of shares issued (common stock)

	As of September 30, 2017	As of March 31, 2017
(a) Number of shares issued (including treasury stocks)	1,414,443,390 shares	1,414,055,625 shares
(b) Number of treasury stocks	3,889,894 shares	4,028,883 shares

	Six months ended September 30, 2017	Six months ended September 30, 2016
(c) Average number of shares issued in the period	1,410,334,296 shares	1,367,221,279 shares

(Summary of financial information on a non-consolidated basis)

Non-consolidated financial results (for the six months ended September 30, 2017)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Operating income		Operating profit		Ordinary profit		Net income		Earnings per share

Six months ended

September 30, 2017	¥113,355	(57.6)%	¥ 53,883	(77.2)%	¥ 48,635	(78.9)%	¥ 52,077	(77.4)%	¥ 36.93

September 30, 2016	267,153	(27.4)	236,707	(32.4)	230,433	(33.0)	230,431	(33.0)	163.42
Note:	Percentages shown in operating income, operating profit, ordinary profit and net income are the increase (decrease) from the same period in the previous fiscal year.

(2) Financial position	(Millions of yen, except percentages)

	Total assets	Net assets	Net assets ratio
September 30, 2017	¥ 11,259,571	¥ 5,460,784	48.5%

March 31, 2017	10,457,139	5,512,680	52.7
Note:	Stockholders’ equity:
(a) as of September 30, 2017: ¥5,457,884 million (b) as of March 31, 2017: ¥5,509,473 million

Note on interim audit procedures:

This report is out of the scope of the interim audit procedures.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; incurrence of significant credit-related costs; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as SMFG expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the six months ended September 30, 2017 supplementary information

Sumitomo Mitsui Financial Group, Inc.

1. Consolidated financial statements

    (1) Consolidated balance sheets

	Millions of yen
	March 31, 2017	September 30, 2017

Assets:
Cash and due from banks	¥46,865,538	¥49,333,064
Call loans and bills bought	1,872,144	1,952,757
Receivables under resale agreements	899,897	1,198,627
Receivables under securities borrowing transactions	8,760,390	9,589,363
Monetary claims bought	4,420,377	4,667,042
Trading assets	6,755,428	6,235,885
Money held in trust	3,439	2,544
Securities	24,631,792	24,426,107
Loans and bills discounted	80,237,322	81,162,078
Foreign exchanges	1,723,867	2,506,683
Lease receivables and investment assets	2,395,597	2,374,127
Other assets	7,355,845	8,051,523
Tangible fixed assets	3,101,642	3,574,624
Intangible fixed assets	946,506	926,137
Net defined benefit asset	314,922	329,413
Deferred tax assets	63,001	55,253
Customers’ liabilities for acceptances and guarantees	8,090,111	8,525,224
Reserve for possible loan losses	(646,215)	(607,966)

Total assets	¥197,791,611	¥204,302,493

Liabilities:
Deposits	¥117,830,210	¥119,938,693
Negotiable certificates of deposit	11,880,937	12,896,156
Call money and bills sold	2,088,019	1,890,031
Payables under repurchase agreements	2,715,752	3,794,797
Payables under securities lending transactions	7,444,655	9,344,314
Commercial paper	2,311,542	2,333,488
Trading liabilities	4,704,931	4,639,549
Borrowed money	10,786,713	10,696,045
Foreign exchanges	683,252	1,126,460
Short-term bonds	1,125,600	1,190,100
Bonds	8,129,232	8,578,207
Due to trust account	1,180,976	1,215,144
Other liabilities	6,880,273	5,695,922
Reserve for employee bonuses	77,375	57,785
Reserve for executive bonuses	3,045	–
Net defined benefit liability	59,110	57,352
Reserve for executive retirement benefits	2,347	2,175
Reserve for point service program	21,744	22,394
Reserve for reimbursement of deposits	15,464	8,721
Reserve for losses on interest repayment	156,775	119,204
Reserve under the special laws	1,745	2,037
Deferred tax liabilities	335,908	436,139
Deferred tax liabilities for land revaluation	31,596	31,244
Acceptances and guarantees	8,090,111	8,525,224

Total liabilities	186,557,325	192,601,191

Net assets:
Capital stock	2,337,895	2,338,743
Capital surplus	757,346	758,193
Retained earnings	5,036,756	5,351,360
Treasury stock	(12,913)	(12,480)

Total stockholders’ equity	8,119,085	8,435,817

Net unrealized gains (losses) on other securities	1,542,308	1,687,457
Net deferred gains (losses) on hedges	(42,077)	(45,882)
Land revaluation excess	38,109	37,650
Foreign currency translation adjustments	65,078	41,074
Accumulated remeasurements of defined benefit plans	9,034	16,400

Total accumulated other comprehensive income	1,612,453	1,736,699

Stock acquisition rights	3,482	3,192
Non-controlling interests	1,499,264	1,525,591

Total net assets	11,234,286	11,701,301

Total liabilities and net assets	¥197,791,611	¥204,302,493

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

    (Consolidated statements of income)

	Millions of yen
Six months ended September 30	2016	2017
Ordinary income	¥2,402,177	¥2,746,944
Interest income	906,411	1,076,610
Interest on loans and discounts	659,224	737,193
Interest and dividends on securities	127,564	177,193
Trust fees	1,671	1,879
Fees and commissions	550,919	583,788
Trading income	122,394	130,730
Other operating income	741,420	842,312
Other income	79,360	111,624
Ordinary expenses	1,887,926	2,131,395
Interest expenses	245,838	368,501
Interest on deposits	78,391	134,849
Fees and commissions payments	86,845	99,189
Trading losses	—	101
Other operating expenses	572,679	701,758
General and administrative expenses	882,029	894,633
Other expenses	100,532	67,212
Ordinary profit	514,251	615,548
Extraordinary gains	29,533	619
Extraordinary losses	2,719	4,148
Income before income taxes	541,066	612,020
Income taxes-current	110,289	101,526
Income taxes-deferred	23,048	39,297
Income taxes	133,338	140,824
Profit	407,727	471,195
Profit attributable to non-controlling interests	48,529	51,000
Profit attributable to owners of parent	¥359,198	¥420,195

(Consolidated statements of comprehensive income)
	Millions of yen
Six months ended September 30	2016	2017
Profit	¥407,727	¥471,195
Other comprehensive income	(290,357)	136,989
Net unrealized gains (losses) on other securities	(97,547)	152,001
Net deferred gains (losses) on hedges	24,997	(4,152)
Land revaluation excess	(0)	–
Foreign currency translation adjustments	(219,156)	(11,604)
Remeasurements of defined benefit plans	19,839	7,512
Share of other comprehensive income of affiliates	(18,489)	(6,768)
Total comprehensive income	117,370	608,185
Comprehensive income attributable to owners of parent	111,920	544,901
Comprehensive income attributable to non-controlling interests	5,450	63,284

Sumitomo Mitsui Financial Group, Inc.

(3) Consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2016	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total

Balance at the beginning of the period	¥2,337,895	¥757,306	¥4,534,472	¥(175,381)	¥7,454,294
Changes in the period
Cash dividends			(102,541)		(102,541)
Profit attributable to owners of parent			359,198		359,198
Purchase of treasury stock				(29)	(29)
Disposal of treasury stock		(0)		5	5
Changes in shareholders’ interest due to transaction with non-controlling interests		(4)			(4)
Increase due to increase in subsidiaries			2		2
Increase due to decrease in subsidiaries			7		7
Decrease due to increase in subsidiaries			(9)		(9)
Decrease due to decrease in subsidiaries			(0)		(0)
Reversal of land revaluation excess			5		5
Net changes in items other than stockholders’ equity in the period

Net changes in the period	–	(4)	256,662	(23)	256,634

Balance at the end of the period	¥2,337,895	¥757,301	¥4,791,135	¥(175,404)	¥7,710,928

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2016	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total

Balance at the beginning of the period	¥1,347,689	¥55,130	¥39,416	¥87,042	¥(69,811)	¥1,459,467
Changes in the period
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the period	(97,722)	25,486	(6)	(194,055)	19,014	(247,283)

Net changes in the period	(97,722)	25,486	(6)	(194,055)	19,014	(247,283)

Balance at the end of the period	¥1,249,967	¥80,617	¥39,410	¥(107,012)	¥(50,797)	¥1,212,184

	Millions of yen
Six months ended September 30, 2016	Stock acquisition rights	Non- controlling interests	Total net assets

Balance at the beginning of the period	¥2,884	¥1,531,022	¥10,447,669
Changes in the period
Cash dividends			(102,541)
Profit attributable to owners of parent			359,198
Purchase of treasury stock			(29)
Disposal of treasury stock			5
Changes in shareholders’ interest due to transaction with non-controlling interests			(4)
Increase due to increase in subsidiaries			2
Increase due to decrease in subsidiaries			7
Decrease due to increase in subsidiaries			(9)
Decrease due to decrease in subsidiaries			(0)
Reversal of land revaluation excess			5
Net changes in items other than stockholders’ equity in the period	306	(15,363)	(262,340)

Net changes in the period	306	(15,363)	(5,706)

Balance at the end of the period	¥3,190	¥1,515,659	¥10,441,962

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2017	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total

Balance at the beginning of the period	¥2,337,895	¥757,346	¥5,036,756	¥(12,913)	¥8,119,085
Changes in the period
Issuance of new stock	847	847			1,695
Cash dividends			(105,752)		(105,752)
Profit attributable to owners of parent			420,195		420,195
Purchase of treasury stock				(53)	(53)
Disposal of treasury stock		(43)		486	443
Changes in shareholders’ interest due to transaction with non-controlling interests		43			43
Increase due to increase in subsidiaries			3		3
Increase due to decrease in subsidiaries			3		3
Decrease due to increase in subsidiaries			(304)		(304)
Reversal of land revaluation excess			459		459
Net changes in items other than stockholders’ equity in the period

Net changes in the period	847	846	314,604	433	316,732

Balance at the end of the period	¥2,338,743	¥758,193	¥5,351,360	¥(12,480)	¥8,435,817

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2017	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total

Balance at the beginning of the period	¥1,542,308	¥(42,077)	¥38,109	¥65,078	¥9,034	¥1,612,453
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the period	145,148	(3,804)	(459)	(24,003)	7,365	124,246

Net changes in the period	145,148	(3,804)	(459)	(24,003)	7,365	124,246

Balance at the end of the period	¥1,687,457	¥(45,882)	¥37,650	¥41,074	¥16,400	¥1,736,699

	Millions of yen
Six months ended September 30, 2017	Stock acquisition rights	Non- controlling interests	Total net assets

Balance at the beginning of the period	¥3,482	¥1,499,264	¥11,234,286
Changes in the period
Issuance of new stock			1,695
Cash dividends			(105,752)
Profit attributable to owners of parent			420,195
Purchase of treasury stock			(53)
Disposal of treasury stock			443
Changes in shareholders’ interest due to transaction with non-controlling interests			43
Increase due to increase in subsidiaries			3
Increase due to decrease in subsidiaries			3
Decrease due to increase in subsidiaries			(304)
Reversal of land revaluation excess			459
Net changes in items other than stockholders’ equity in the period	(290)	26,327	150,283

Net changes in the period	(290)	26,327	467,015

Balance at the end of the period	¥3,192	¥1,525,591	¥11,701,301

Sumitomo Mitsui Financial Group, Inc.

(4) Note on going concern

Not applicable.